                                                                 Exhibit 19



                          FIRST MIDWEST BANCORP, INC.
                        -------------------------------

                       QUARTERLY REPORT - MARCH 31, 1995



LETTER TO SHAREHOLDERS:


We are pleased to report that net income for the quarter ended March 31, 1995 increased to $6.0 million, or 49 cents per share, from last year's first quarter of $5.5 million, or 45 cents per share, an increase on a per share basis of 9%. Importantly, the $6 million earned in the quarter just ended included only an inconsequential $5 thousand of gains on securities transactions whereas last year's first quarter income of $5.5 million included $1.3 million, or 6.5 cents per share (after tax), in such gains.

The higher first quarter earnings were primarily the result of increased net interest income related to broad-based loan growth. Factoring out components related to securities gains and residential mortgage loan activities, noninterest income approximated the levels of a year ago. Total noninterest expense was modestly lower than the year earlier period but is not yet reflective of the savings that will flow from the restructuring underway commencing late in 1995.

The restructuring initiative announced last year and discussed at length in the 1994 Annual Report is proceeding as planned with the merger of our current four banks into a single bank to be completed by mid-year and the restructuring to be fully implemented by the end of the third quarter. The fourth quarter will see the beginning of the realization of the cost savings to flow from the restructuring estimated to be $7 million annually.

On February 15 the Board approved a 12% increase in the quarterly cash dividend on our common stock. First paid on April 5, the new quarterly dividend of 19 cents per share indicates a new annual rate of 76 cents per share as compared to the previous quarterly and annual rates of 17 cents and 68 cents, respectively. This represents the third cash dividend increase in as many years and is indicative of both our improved performance and confidence in our future prospects.

Our Annual Shareholders Meeting held on April 12 was attended by approximately 200 shareholders, analysts, market makers and other interested parties. Present at the meeting in person or by proxy were approximately 10.5 million shares, or 85% of the total shares outstanding. The slate of directors elected to serve until 1998 were: Bruce S. Chelberg, C.D. Oberwortmann, John M. O'Meara and Robert P. O'Meara, each director receiving at least 99% of the shares voted.

As always, we thank you for your support and look forward to reporting to you on further performance improvement as the year unfolds.



C. D. OBERWORTMANN                     ROBERT P. O'MEARA

C. D. Oberwortmann                     Robert P. O'Meara
Chairman of the Board                  President and Chief Executive Officer

April 17, 1995

                                                                                Quarters Ended
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)                            March 31,
- - -----------------------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)                              1995                    1994
- - -----------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans..........................................    $   39,743             $     31,947
Interest on securities..............................................        14,060                   10,927
Interest on funds sold and other short-term investments.............           269                       43
- - -----------------------------------------------------------------------------------------------------------
  Total interest income.............................................        54,072                   42,917
- - -----------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits................................................        16,025                   12,676
Interest on short-term borrowings...................................        10,515                    4,370
- - -----------------------------------------------------------------------------------------------------------
  Total interest expense............................................        26,540                   17,046
- - -----------------------------------------------------------------------------------------------------------
  Net interest income...............................................        27,532                   25,871
PROVISION FOR LOAN LOSSES...........................................         1,632                    1,512
- - -----------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses...............        25,900                   24,359
- - -----------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Service charges on deposit accounts.................................         2,245                    2,266
Trust fees..........................................................         1,488                    1,543
Other service charges, commissions and fees.........................         1,530                    1,344
Net revenues on real estate loans held for sale.....................            98                      499
Securities transactions, net........................................             5                    1,280
Other income........................................................           573                      582
- - -----------------------------------------------------------------------------------------------------------
  Total noninterest income..........................................         5,939                    7,514
- - -----------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and wages..................................................         9,425                    9,017
Retirement and other employee benefits..............................         2,669                    2,765
Occupancy expenses..................................................         1,418                    1,409
Equipment expenses..................................................         1,450                    1,231
Computer processing costs...........................................         1,521                    1,195
FDIC insurance premiums.............................................         1,104                    1,134
Other expense.......................................................         4,959                    6,196
- - -----------------------------------------------------------------------------------------------------------
  Total noninterest expense.........................................        22,546                   22,947
- - -----------------------------------------------------------------------------------------------------------
  Income before income tax expense..................................         9,293                    8,926
Income tax expense..................................................         3,314                    3,411
- - -----------------------------------------------------------------------------------------------------------
  NET INCOME........................................................    $    5,979             $      5,515
- - -----------------------------------------------------------------------------------------------------------
  NET INCOME PER SHARE..............................................    $     0.49             $       0.45
- - -----------------------------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (unaudited)                       March 31,
- - --------------------------------------------------------------------------------------------------
(Amounts in thousands)                                                     1995            1994
- - --------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks.............................................   $   114,118    $    103,940
Funds sold and other short-term investments.........................        13,296           4,854
Securities available for sale.......................................       709,470         839,641
Securities held to maturity.........................................       138,474          35,740
Loans...............................................................     1,816,532       1,608,744
Reserve for loan losses.............................................       (24,208)        (21,692)
- - --------------------------------------------------------------------------------------------------
  Net loans.........................................................     1,792,324       1,587,052
- - --------------------------------------------------------------------------------------------------
Premises, furniture and equipment...................................        41,503          39,578
Accrued interest receivable and other assets........................        74,630          67,287
- - --------------------------------------------------------------------------------------------------
Total assets........................................................   $ 2,883,815    $  2,678,092
- - --------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits............................................................   $ 1,979,294    $  1,882,930
Short-term borrowings...............................................       672,237         569,253
Accrued interest payable and other liabilities......................        31,790          27,844
- - --------------------------------------------------------------------------------------------------
  Total liabilities.................................................     2,683,321       2,480,027
- - --------------------------------------------------------------------------------------------------
Stockholders' Equity:
Common stock........................................................        23,465          23,465
Additional paid-in capital..........................................        25,891          26,296
Retained earnings...................................................       169,545         157,247
Unrealized net depreciation on securities available for sale /(1)/..       (10,645)            (24)
Treasury stock, at cost.............................................        (7,762)         (8,919)
- - --------------------------------------------------------------------------------------------------
  Total stockholders' equity........................................       200,494         198,065
Total liabilities and stockholders' equity..........................   $ 2,883,815    $  2,678,092
- - --------------------------------------------------------------------------------------------------

/(1)/ Represents the difference, after tax, between the amortized cost and market value of securities available for sale; this difference will fluctuate as the market value of such securities changes.

CREDIT QUALITY (unaudited)                                                       March 31,
- - --------------------------------------------------------------------------------------------------
(Amounts in thousands)                                                     1995            1994
- - --------------------------------------------------------------------------------------------------
Nonaccrual loans....................................................   $    12,481    $     16,021
Renegotiated loans..................................................   $     7,704    $        740
Foreclosed real estate..............................................   $     8,542    $     16,030
Loans past due 90 days and still accruing...........................   $     5,894    $     10,423
Nonperforming loans to loans........................................         1.11%           1.04%
Nonperforming assets to loans plus foreclosed real estate...........         1.57%           2.02%
Reserve for loan losses to loans....................................         1.33%           1.35%
Reserve for loan losses to nonperforming loans......................       119.93%         129.42%
- - --------------------------------------------------------------------------------------------------
Net loan charge-offs................................................   $     1,507    $      1,474
- - --------------------------------------------------------------------------------------------------
Net loan charge-offs to average loans...............................         0.34%           0.38%
- - --------------------------------------------------------------------------------------------------

                                                         Quarters Ended
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)              March  31,
- - ---------------------------------------------------------------------------
(Amounts in thousands except per share data)           1995         1994
- - ---------------------------------------------------------------------------
Net income.........................................   $ 5,979     $   5,515
Net income per share...............................   $  0.49     $    0.45
Return on average equity...........................    12.61%        11.18%
Return on average assets...........................     0.85%         0.85%
- - ---------------------------------------------------------------------------

                                                         Quarters Ended
STOCK PERFORMANCE (unaudited)                              March 31,
- - ---------------------------------------------------------------------------
                                                       1995         1994
- - ---------------------------------------------------------------------------
Market price:
 At period end.....................................   $ 24.25     $   26.00
 High..............................................   $ 25.50     $   26.50
 Low...............................................   $ 23.25     $   24.75
Book value per share at period end.................   $ 16.41     $   16.27
Market price to book value multiple at period end..      1.5X          1.6x
Dividends paid per share...........................   $  0.19     $    0.17
- - ---------------------------------------------------------------------------


INVESTOR INFORMATION

SHAREHOLDER ASSISTANCE
Inquiries related to shareholder records, change of name, address or ownership of stock and lost stock certificates as well as requests for Dividend Reinvestment and Dividend Direct Deposit information should be directed to:

     American Stock Transfer
     40 Wall Street
     New York, New York 10005
     1-800-937-5449

DIVIDEND PAYMENTS
Subject to approval of the Board of Directors, dividends will be paid on First Midwest's common stock on or about July 6, 1995, October 4, 1995 and January 4, 1996.

SEC REPORTS AND GENERAL INFORMATION
First Midwest files an annual report to the Securities and Exchange Commission on Form 10-K and three quarterly reports on Form 10-Q. Requests for such reports and general inquiries should be directed to James M. Roolf, Corporate Communications Director, at the Corporate Offices or by telephone at
(708) 778-8700.